SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2002

E.ON Corp.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If ,,Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ad-hoc-Release

November 14, 2002

Notice in Accordance with sec. 15 of the Securities Trading Act of E.ON AG

E.ON internal operating profit up 36 percent in first nine months of 2002

€2.4 billion impairment charge to Powergen goodwill

In the first nine months of 2002, the E.ON Group’s internal operating profit climbed 36 percent to €3,178 million compared with €2,341 million in the prior-year period. The increase resulted in particular from the improvement in E.ON Energie’s internal operating profit, which was up 52 percent to €2,286 million from €1,506 million in the year-earlier span.

This high rate of increase, due in part to the effects of first-time consolidations, will decline considerably for full year 2002. However, E.ON expects internal operating profit for the 2002 financial year to again markedly exceed the previous year’s high figure.

In view of the significant changes in the market environment of E.ON’s Powergen subsidiary, E.ON must, under U.S. GAAP, record an impairment charge of €2.4 billion on the goodwill stemming from the Powergen acquisition. This one-off effect is recognized in other nonoperating earnings, but does not affect E.ON’s cash flow.

Despite the impairment charge, E.ON’s nine-month net income after taxes and minority interest in the amount of €2,910 million was 100 percent higher than the prior-year figure of €1,454 million. The increase reflects the positive effects of asset sales. These were partially offset by the impairment charge on the Powergen goodwill and the write-off already recognized at June 30, 2002, on E.ON’s shares in HypoVereinsbank. If the capital markets remain at their current depressed level, U.S. accounting standards would, from today’s perspective, require further valuation adjustments in the fourth quarter to securities held by E.ON, which would push the E.ON Group’s net income for 2002 below the figure for the previous year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 14, 2002	By:	/s/ Michael C. Wilhelm Michael C. Wilhelm Senior Vice President Accounting